UNI[illegible] SECURITIES AND [illegible] 10027741
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babson Capital Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Independence Wharf, 470 Atlantic Avenue
(No. and Street)

Boston	MA	02210-2208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Batsimm, Treasurer (617) 761-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110-2371
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Sciacca, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babson Capital Securities Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charlie J Franklin Jr
Notary
Public
Mecklenburg County, NC

Signature

President
Title

Charlie J Franklin Jr
Notary Public
My Commission expires March 5, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BABSON CAPITAL SECURITIES INC.

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Babson Capital Securities Inc.:

We have audited the accompanying statement of financial condition of Babson Capital Securities Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Babson Capital Securities Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 12, 2010

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Financial Condition

December 31, 2009

Assets:		
Cash and cash equivalents	$	1,809,471
Accounts receivable		31,418
Income tax receivable from affiliate		43,138
Prepaid expenses and other assets		82,670
	$	1,966,697
Liabilities:		
Accounts payable and accrued expenses	$	23,375
Deferred tax liability		28,935
		52,310
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, 200,000 shares; issued and outstanding, 600 shares		6
Additional paid-in capital		3,855,572
Accumulated deficit		(1,941,191)
		1,914,387
	$	1,966,697

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Operations

Year ended December 31, 2009

Revenues:		
Administrative fees	$	208,797
Investment income		10,003
		218,800
Expenses:		
Expenses allocated from parent		299,969
Investment services		39,570
Professional fees		22,365
Other expenses		74,605
		436,509
Loss before income tax benefit		(217,709)
Income tax benefit		79,710
Net loss	$	(137,999)

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)
Statement of Changes in Stockholder's Equity
Year ended December 31, 2009

	Common stock			Additional paid-in capital	Accumulated deficit	Total
	Shares		Amount			
Balance, December 31, 2008	600	$	6	3,555,603	(1,803,192)	1,752,417
Contributed capital	—		—	299,969	—	299,969
Net loss	—		—	—	(137,999)	(137,999)
Balance, December 31, 2009	600	$	6	3,855,572	(1,941,191)	1,914,387

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(137,999)
Adjustment to reconcile net loss to net cash provided by operating activities – change in:		
Expenses reimbursed by Babson Capital Management LLC through a capital contribution		299,969
Accounts receivable		21,336
Income tax receivable/payable from affiliate		(57,629)
Prepaid expenses and other assets		(45,689)
Accounts payable and accrued expenses		760
Deferred tax liability		13,708
Net cash provided by operating activities		94,456
Cash and cash equivalents, beginning of year		1,715,015
Cash and cash equivalents, end of year		1,809,471
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	35,789
Supplemental disclosure of noncash financing activity:		
Noncash capital contribution	$	299,969

See accompanying notes to financial statements.

(1) Business and Summary of Significant Accounting Policies

(a) Business

Babson Capital Securities Inc. (the Company) was organized as a Massachusetts corporation on June 30, 1994. The Company is a wholly owned subsidiary of Babson Capital Management LLC (Babson Capital), an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934.

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has considered the circumstances under which the Company should recognize or make disclosure regarding events or transactions occurring subsequent to the balance sheet date through February 12, 2010, which represents the date the financial statements are available to be issued. Adjustments or additional disclosures, if any, have been included in these financial statements.

(c) Related-Party Revenues and Expenses

Related-party revenues earned by the Company are reported in administrative fees. Related-party expenses incurred by the Company are reported in expenses allocated from parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent enterprise.

(2) New Accounting Standards

(a) Adoption of New Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10, *Generally Accepted Accounting Principles* (ASC 105-10), that created Codification Topic 105, *Generally Accepted Accounting Principles*, and established that the Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered nonauthoritative. In July 2009, the FASB released the authoritative version of the FASB Accounting Standards Codification™ (Codification) as the single source of authoritative nongovernmental U.S. GAAP. The Codification includes all accounting standards issued by a standard-setter within levels A through D of the current U.S. GAAP hierarchy, including FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and other related literature. Adoption of the Codification did not have an impact on the Company's financial statements.

In February 2008, the FASB issued ASC 820-10, *Fair Value Measurements and Disclosures* (ASC 820-10), which was effective upon issuance. ASC 820-10 defers the effective dates of earlier issued guidance for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820-10 allows an entity the option to not elect this deferral. The Company elected the one-year deferral in 2008. The January 1, 2009 application of ASC 820-10 did not have a significant impact on the Company's financial statements.

In April 2009, the FASB updated the ASC 820-10 to provide additional guidance for determining whether a market is not active and when a transaction is not distressed. This update provides additional guidance on (a) determining when the volume and level of activity for the asset or liability have significantly decreased; (b) identifying circumstances in which a transaction is not orderly; and (c) understanding the fair value measurement implications of both (a) and (b). This updated guidance provides a list of factors that a company should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. These factors include, among other factors, few recent transactions and price quotations that are not based on current information. If the company concludes there has been a significant decrease in the volume and level of activity for the asset or liability in relation to its normal market activity, transactions or quoted prices may not be determinative of fair value. In these circumstances, further analysis is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value in accordance with fair value measurement guidance or whether changes to the valuation approach are necessary. This updated guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Adoption of this updated guidance did not have a significant impact on the Company's financial statements.

In May 2009, the FASB issued ASC 855-10, *Subsequent Events* (ASC 855-10), which establishes general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or "available to be issued." ASC 855-10 also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or the date the financial statements were available to be issued. In addition, ASC 855-10 recognizes two types of subsequent events: recognized subsequent events (events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements) formerly called Type I, and nonrecognized subsequent events (events that provide evidence about conditions that did not exist at the date of the balance sheet but arose subsequent to that date) formerly called Type II. ASC 855-10 is effective for interim or annual financial statements ending after June 15, 2009, and was applied prospectively. The Company has adopted the disclosures required by ASC 855-10.

(b) Future Adoption of New Accounting Standards

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, *Fair Value Measurements and Disclosures* (Topic 820) (ASU 2009-05). ASU 2009-05 amends ASC 820-10 to provide guidance on the fair value measurement of liabilities within the scope of Topic 820. The ASU states that if a quoted price in an active market for the identical liability is available, it

represents a Level 1 fair value measurement. In circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity must measure fair value using one or more of the following techniques: (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset; (ii) a valuation technique that uses the quoted price for similar liabilities or similar liabilities when traded as assets; and/or (iii) another valuation technique that is consistent with the principles of Topic 820, such as an income approach or a market approach. In all instances, the reporting entity must maximize the use of relevant observable inputs and minimize the use of unobservable inputs. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after August 28, 2009. The Company does not expect adoption of ASU 2009-05 to have a significant impact on its financial statements.

(3) Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2009 in the amount of $1,809,471. Cash represents monies held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents.

Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

The Company's valuation techniques are based upon observable pricing inputs, such as market data from independent sources. Unobservable inputs reflect the Company's market assumptions. These inputs comprise the following fair value hierarchy:

Level 1 – Observable inputs in the form of quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities, quoted in markets that are not active, or other inputs that are observable or can be derived from observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using internal models, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company utilizes no unobservable inputs and all inputs are quoted in an active market for its financial instruments. The fair value of cash and cash equivalents is measured and carried on a recurring basis.

(4) Concentration of Risk

The Company derives substantially all of its capital from Babson Capital. In the event that Babson Capital were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubts about the Company's ability to continue as a going concern for a reasonable time period.

(5) Administrative Fees

The Company earns administrative fees for placements of interests in investment funds, in addition to retainer fees and out-of-pocket costs incurred for such placements. The Company also earns fees for services provided to Baring Asset Management, Inc. (Barings) and Cornerstone Real Estate Advisors LLC (Cornerstone). Barings and Cornerstone are both subsidiaries of MassMutual. Administrative fees are accrued when earned.

For the year ended December 31, 2009, the Company earned administrative fees in the amount of $208,797 for services provided to Barings and Cornerstone.

Management periodically reviews past-due accounts to determine collectibility and establishes a reserve on those accounts whose collection is doubtful. As of December 31, 2009, there were no reserves after review of past-due accounts.

(6) Related-Party Transactions

The Company has an agreement with Babson Capital under which Babson Capital provides the Company with management, administrative facilities, and services, including the use of Babson Capital's sales personnel. As part of this agreement, Babson Capital acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of Babson Capital personnel, applied to those allocable expenses incurred by Babson Capital. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, Babson Capital reimburses the Company for its allocated expenses through a capital contribution in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2009 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity.

In 2009, under the terms of the expense agreement, Babson Capital allocated $299,969 of expenses to the Company for management, administrative facilities, and services, including the use of Babson Capital's sales personnel. Allocable expenses incurred by Babson Capital primarily included compensation expense, payroll taxes, and benefits. Babson Capital reimbursed the Company for its allocated expenses through a capital contribution of $299,969.

The Company is compensated for MassMutual's use of the tax losses created by the noncash expenses allocated to the Company from, and paid for the Company by, Babson Capital. Allocated expense amounts for the year ended December 31, 2009 resulted in a tax benefit of approximately $105,000, based on the federal effective tax rate of 35%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2009.

(Continued)

(7) Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2009, the Company received income tax payments from MassMutual in the amount of $35,789.

The Internal Revenue Service (IRS) is currently auditing the years 2004 and 2005. The Company does not expect a change in its financial position or liquidity as a result of this audit.

The components of income taxes included in the statement of operations for the year ended December 31, 2009 are as follows:

Income tax (benefit) expense:		
Current:		
Federal	$	(97,787)
State		4,369
Total current		(93,418)
Deferred:		
Federal		17,221
State		(3,513)
Total deferred		13,708
Income tax benefit	$	(79,710)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2009 are as follows:

Deferred tax assets:		
State net operating losses	$	11,731
Total deferred tax assets		11,731
Less valuation allowance		(11,731)
Deferred tax asset		—
Deferred tax liability:		
Prepaid expenses		28,935
Total deferred tax liability		28,935
Net deferred tax liability	$	(28,935)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

The Company had a valuation allowance of $11,731 as of December 31, 2009. The valuation allowance is attributable to state net operating losses that management believes will not be realized prior to their expiration.

A reconciliation of the differences between income tax benefit and the amount computed by applying the prevailing U.S. federal tax rate to pretax loss for the year ended December 31, 2009 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(76,199)	35.0%
State tax, net of federal effect		3,212	(1.5)
Other		(6,723)	3.1
Total income tax benefit	$	(79,710)	36.6%

Management has determined that no reserves for uncertain tax positions are required at December 31, 2009.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,721,728, which was $1,696,728 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2009 was 0.03 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule I

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009

Capital – stockholder's equity	$	1,914,387
Deductions – nonallowable assets:		
Account receivable		31,418
Income tax receivable from affiliate		43,138
Prepaid expenses and other assets		82,670
Haircut on cash equivalents		35,433*
Net capital	$	1,721,728
Aggregate indebtedness	$	52,310
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	1,696,728
Ratio of aggregate indebtedness to net capital		0.03 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2009 and that included herein.

* 2% of investment in money market funds

See accompanying independent auditors' report.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule III

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Babson Capital Securities Inc.:

In planning and performing our audit of the financial statements of Babson Capital Securities Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEC Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 12, 2010

KPMG

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Financial Statements and Supplemental Schedules

December 31, 2009

(With Independent Auditors' Report Thereon)